Filed by ING Investors Trust (SEC File Nos.: 033-23512; 811-5629) and ING Variable Portfolios, Inc. (SEC File Nos.: 333-05173; 811-7651) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

February 6, 2014

ING U.S. Investment Management

ING American Funds International Portfolio Update

The Board of Trustees/Directors (the “Board”) of ING American Funds International Portfolio (the “AF International Portfolio”) and ING International Index Portfolio (“International Index Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”).  The approval of shareholders of the Portfolio is required before the Merger may take place.

•                 What is happening?

•                 On October 22, 2013, each Portfolio’s Board approved a proposal to merge the Portfolios.

•                 Shareholders of AF International Portfolio were sent a combined proxy statement and prospectus on or about January 24, 2014.

•                 A shareholder meeting will be held on or about February 27, 2014.

•                 Pending shareholder approval, the Merger will occur on or about March 14, 2014.

•                 ING Investment Management Co., LLC (“ING U.S. IM”) serves as sub-adviser to International Index Portfolio.  If merger is approved, shareholders in AF International Portfolio will become shareholders International Index Portfolio as of the close of business on or about March 14, 2014.

•                 Why is the Merger proposed?

•                 The Adviser and its affiliates are conducting a comprehensive review of the mutual funds offered within the ING Funds complex that is intended to, among other things, enhance the efficiency and reduce the complexity of the ING Funds complex.

•                 The Merger is expected to result in lower gross and net expense ratios, greater asset base in International Index Portfolio and reduced overlap of funds offered in the ING Funds complex.

•                 This Merger was determined to be in the best interest of shareholders by the Board after a review of several factors.

•                 With respect to the Merger, the Adviser noted that, in its view, the Merger would provide AF International Portfolio shareholders with:

•                  Better performance over the one- and five-year periods; and

•                  An immediate benefit through lower gross and net expenses

For financial professional use only.  Not for inspection by, distribution or quotation to the general public.

•                 AF International Portfolio and International Index Portfolio do not have similar investment objectives. Both AF International Portfolio and International Index Portfolio invest primarily in equity securities that are located outside of the United States.  AF International Portfolio seeks to achieve its investment objective by investing all of its assets in Class 2 shares of the American Funds Insurance Series® International Fund (the “Master Fund”).  The Master Fund is an actively managed fund that seeks to provide investors with long-term growth of capital.  By contrast, International Index Portfolio seeks to achieve its investment objective by investing directly in securities. AF International Portfolio is actively managed, while International Index Portfolio is passively managed.

•                 The Adviser recommended and the Board agreed that the AF International Portfolio should be merged with and into International Index Portfolio.

•                 How do the investment objectives compare?

•                 AF International Portfolio and International Index Portfolio do not have similar investment objectives. AF International Portfolio seeks to provide long term growth of capital. The International Index Portfolio seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

•                 What is the experience of the ING IM team?

•                 The International Index Portfolio is managed by Kai Yee Wong and Steve Wetter

•                 Kai Yee Wong, Portfolio Manager, joined ING IM in 2012. Ms. Wong is responsible for the ING quantitative and index equity investment strategies. Prior to joining ING IM Ms. Wong worked as a senior equity portfolio manager at Northern Trust, responsible for managing various global indices including developed, emerging, real estate, TOPIX, and socially responsible benchmarks (2003-2009). Previously she served as a portfolio manager with Deutsche Bank, an assistant treasurer at Bankers Trust and a trust officer at the Bank of Tokyo (1992-2003).

•                 Steve Wetter, Portfolio Manager, is responsible for portfolio management of quantitative and index equity investments.  Mr. Wetter joined ING U.S. IM in April 2012; prior to that he was a portfolio managed and trader at Mellon Asset Management, Northern Trust, Deutsche Bank and Bankers Trust.

•                 The performance is set out below.

Average Annual Total Returns%
(for the periods ended December 31, 2012)

	1 Year	5 Years (or life of the class)		10 Years (or life of the class)		Inception Date
AF International Portfolio	17.27%	(2.59)%		7.96%		09/02/03
MSCI ACW IndexSM Ex-U.S.(1)	16.83%	(2.89)%		8.63	%(2)	—

International Index Portfolio Class ADV	18.12%	(1.79)%		N/A		3/10/08
MSCI EAFE® Index(1)	17.32%	(2.15	)%(2)	N/A		—

(1)   The index returns include the reinvestment of dividends and distributions net of withholding taxes, but do not reflect fees, brokerage commissions, or other expenses.

(2)   Reflects index performance since the date closest to the Portfolio’s inception for which data is available.

•                 How do the annual portfolio operating expenses compare?

•                 Both the net and gross expenses experienced by shareholders of AF International Portfolio are expected to decrease as a result of the Merger.

Annual Portfolio Operating Expenses

Expenses you pay each year as a % of the value of your investment

	AF International Portfolio(1)		International Index Portfolio Class ADV		International Index Portfolio Class ADV Pro Forma
Management Fee	0.50	%(2)	0.38%		0.36%
Distribution and/or Shareholder Services (12b-1) Fees	0.50%		0.50%		0.50%
Administrative Services Fee	N/A		0.10%		0.10%
Shareholder Services Fees	0.25	%(3)	N/A		N/A
Other Expenses	0.07%		0.09%		0.08%
Acquired Fund Fees and Expenses	N/A		0.01%		0.01%
Total Annual Portfolio Operating Expenses	1.32%		1.08%		1.05%
Waivers and Reimbursements	N/A		(0.08	)%(4)	(0.07	)%(4),(5)
Net Expenses	1.32%		1.00%		0.98%

(1)         This column reflects the aggregate expenses of both AF International Portfolio and the American Funds Insurance Series® International Fund (“Master Fund”).

(2)         Based on the management fee of the Master Fund of 0.50%. The adviser does not charge a management fee when all or substantially all of the assets of AF International Portfolio are invested in the Master Fund.

(3)         Shareholders of Class 2 shares of the Master Fund, including the AF International Portfolio, pay a shareholder services fee of 0.25%.

(4)         The adviser is contractually obligated to limit expenses to 1.00% through May 1, 2015. This obligation does not extend to interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses. This obligation will automatically renew for one-year terms unless:  (i) the Adviser provides 90 days written notice of its termination; and (ii) such termination is approved by the Portfolio’s Board; or (iii) the Investment Advisory Agreement has been terminated. The obligation is subject to possible recoupment by the Adviser within 36 months of the waiver or reimbursement. The Distributor is contractually obligated to waive 0.01% of the distribution fee through May 1, 2015. There is no guarantee that the distribution fee waiver will continue after May 1, 2015. This distribution fee waiver will renew if the Distributor elects to renew it. Notwithstanding the foregoing, termination or modification of this distribution fee waiver requires approval by the Portfolio’s Board.

(5)         If shareholders approve the Merger, the adviser is further contractually obligated to limit expenses to 0.98% through May 1, 2016. This obligation does not extend to interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses. There is no guarantee the obligation will continue after May 1, 2016. The obligation will continue if the adviser elects to renew it and is subject to possible recoupment by the adviser within 36 months of the waiver or reimbursement. Notwithstanding the foregoing, termination or modification of this obligation requires approval by the Portfolio’s Board.

The MSCI All Country World (“MSCI ACW”) IndexSM is a free-float adjusted market capitalization index that is designed to measure equity market performance in the global developed and emerging markets.

The MSCI - Europe, Australasia, and Far East® (“MSCI EAFE®”) Index is an unmanaged index that measures the performance of securities listed on exchanges in Europe, Australasia, and the Far East.

The Russell 2000® Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe. It includes those Russell 2000 companies with higher price-to-value ratios and higher forecasted growth values.

•                 Can I change my vote?

•                 Yes. A shareholder may change or revoke their proxy at any time prior to its use. Please consult your Proxy Statement/Prospectus for information on how to revise your Proxy Ballot or Voting Instruction Card.

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For information regarding the Portfolio please call ING Funds toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of ING American Funds International Portfolio with and into ING International Index Portfolio, please call ING Funds toll free at 1-800-992-0180. This Client Talking Points is qualified in its entirety by reference to the Proxy Statement/Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources ING Investment Management U.S. (“ING U.S. IM”) considers reliable; ING U.S. IM does not represent that such information is accurate or complete. Certain statements contained herein may constitute

“projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. ING U.S. IM assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

For more complete information, or to obtain a prospectus on any ING Fund, please contact your investment professional or ING Investments Distributor, LLC at (800) 992-0180 for a prospectus. The prospectus should be read carefully before investing. Consider the investment objectives, risks, and charges and expenses carefully before investing. The prospectus contains this information and other information about the funds. Check with your Investment Professional to determine which funds are available for sale within their firm. Not all funds are available for sale at all firms.

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